CytoMed Therapeutics Limited

1 Commonwealth Lane #08-22

Singapore 149544

March 31, 2023

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Tracie Mariner

Re:	CytoMed Therapeutics Limited

Registration Statement on Form F-1

Originally Filed November 18, 2022

File No. 333-268456

Dear Ms. Mariner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CytoMed Therapeutics Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on Friday, March 31, 2023, or as soon as thereafter practicable (the “Effective Time”). The Company hereby grants to each of Richard I. Anslow, Esq., Lijia Sanchez, Esq. and Kristina R. Brown, Esq. the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman